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                                                                     Exhibit 4ii

                                                                     P-935-91-VA

Endorsement

As of the date of the Loan Application for this Contract, the following provision is added to the Contract:

Contract Loans

Contract Loans
After the Right to Return the Contract period and before the Maturity Date, you can borrow all or part of the Loan Value of the Contract by written request to the Company. Contract Loans are made on the sole security of the Contract. The amount you can borrow at any time is equal to the Loan Value less any Contract Loan Balance at that time. Contract Loans will reduce the Contract's share of the sub-accounts and of the Fixed Account proportionately, unless you request otherwise. Assets equal to the amount of the Loan:


 .    Will be transferred to a Loan Collateral Account and held in the general investment account of the Company; and

 .    Will earn interest at the effective rate of 4 1/2% per year.


This interest will be credited to the sub-accounts and to the Fixed Account in the same proportion as net purchase payments are being allocated to the sub-accounts and to the Fixed Account: each year on the contract anniversary; and on the date the Contract Loan is repaid in full.

Contract Loans, whether or not repaid, can have a permanent effect on Contract Values and Death Proceeds.

Loan Value
The Loan Value of the Contract is the amount of the Surrender Proceeds on the date the Loan Application is received.

Interest on Loans; Contract Loan Balance
Contract Loans bear interest at the rate of 6 1/2% per year. Interest accrues daily. The Contract Loan Balance at any time means Contract Loans outstanding plus loan interest accrued to date. Loan interest is due each year on the contract anniversary. Loan interest not paid when due will reduce the Contract's share of the sub-accounts and of the Fixed Account proportionately.
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Repayment of Loans
Contract Loans may be repaid to the Company at any time in whole or part. Loan repayments will be allocated in the same proportion as the Contract Loan reduced the Contract's share of the sub-accounts and of the Fixed Account, unless the Company consents to a different allocation. The rate of interest for each loan repayment applied to the Fixed Account will be the lesser of: the effective interest rate used on your Contract on the date the repayment is applied to the Fixed Account; and the rate set by the Company in advance for that date. A Contract Loan is a charge against the Contract. Any Contract Loan Balance will be deducted from the payment of the proceeds of the Contract. If the Contract Loan Balance at any time exceeds the Contract Value of the Contract, the Company will mail a notice to you and to any assignee. The notice will be mailed to the addresses on record with the Company. If the excess amount is not paid to the Company within 31 days after mailing of the notice, the Contract will be cancelled.

As of the date of the Loan Application for this Contract, the following provision is added to the Contract section:

Postponement of Contract Loans From the Fixed Account
The Company can postpone the making of any Contract Loan from the Fixed Account for six months from the date you apply.

As of the date of the Loan Application for this Contract, the following is substituted for the Contract Value provision of the Contract Value section:

Contract Value
On or before the Maturity Date, the Contract Value is equal to: the number of Accumulation Units standing to the credit of the Contract multiplied by the applicable Accumulation Unit Value; plus the Contract's value in the Fixed Account; plus any amount held for the Contract in a Loan Collateral Account.

The Contract Value is not increased by the cash value of any Rider, unless stated in the Rider.

As of the date of the Loan Application for this Contract, the following is substituted for the Surrender of the Contract provision of the Contract Value section:
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Surrender of the Contract
You can surrender the Contract at any time prior to the Maturity Date by notice to the Company in writing. Upon surrender, the Contract will terminate. The Surrender Proceeds will be equal to: the Contract Value as of the Surrender Date; less any Administration Fee; less any Contingent Deferred Sales Charge; and less any Contract Loan Balance. Unless a later date is specified in the request, the Surrender Date is the date on which the Company receives at its Home Office:


 .    Written request in proper form for surrender and payment in one sum; or

 .    Written request in proper form for surrender and payment under one of the
     Payment Options. (See Payment of Benefits, Section 8.)

You can also make a partial surrender, but the consent of the Company will be required: if the Contract Loan Balance would exceed the Loan Value of the Contract; or if the remaining Contract Value outside of the Loan Collateral Account would be less than the greater of: 10% of the remaining Contract Value; and $500. A partial surrender will reduce the Contract's share of the sub-accounts and the Fixed Account proportionately, unless you request otherwise.



New England Mutual Life Insurance Company
501 Boylston Street, Boston, Massachusetts



Robert A. Shafto                James A. Gallagher
/s/                             /s/
President                       Secretary